SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date:  24 August 2007

NATIONAL GRID plc

(Registrant’s Name)

1-3 Strand

London

WC2N 5EH

(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc

By:	/s/ David C Forward
David C Forward Assistant Secretary

Date: 24 August 2007

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements issued to the London Stock Exchange on 24 August 2007

National Grid plc

1-3 Strand, London, WC2N 5EH,

United Kingdom

Announcements:

-	‘National Grid plc – Acquisition of Keyspan’

24 August 2007

National Grid plc

ACQUISITION OF KEYSPAN

National Grid is pleased to announce that it will complete the acquisition of KeySpan today.

The New York State Public Service Commission (NYPSC) unanimously voted to approve the transaction on 22 August 2007; this was the final regulatory approval required. Our decision to complete the transaction follows a review of the NYPSC’s written order, issued on 23 August 2007.

Steve Holliday, National Grid Chief Executive, said:

“We’ve been working towards this goal for a well over a year and I am absolutely delighted that we have achieved the final milestone.

“We are totally committed to making sure our customers and shareholders receive the benefits coming from this merger. The substantial opportunities for cost savings are clear, and with our investment capability we can really unlock KeySpan’s growth potential.

Everyone is keen to start working towards these goals, and now, the real work starts.”

National Grid will be holding an investor seminar on its enlarged Gas Distribution and Electricity Distribution & Generation businesses on 17 and 18 October 2007 in New York. To register an interest in attending this event, please contact Investor Relations (e-mail: investor.relations@ngrid.com). Invitations and further details (including relating to the venue) will be issued to interested parties nearer the time.

Contacts

National Grid:

Investors

David Rees	+44 (0)20 7004 3170	+44 (0)7901 511322 (m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321 (m)
James Waite	+44 (0)20 7004 3171	+44 (0)7977 440902 (m)

Media

Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173 (m)

Brunswick:
Paul Scott	+44 (0)20 7396 5333	+44 (0)7974 982333(m)

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to our financial condition, our results of operations and businesses, strategy, plans and objectives. Words such as “anticipates”, “expects”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “may”, “will”, “continue”, “project” and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of our future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond our ability to control or estimate precisely, such as delays in obtaining, or adverse conditions contained in, regulatory approvals and contractual consents, unseasonable weather affecting the demand for electricity and gas, competition and industry restructuring, changes in economic conditions, currency fluctuations, changes in interest and tax rates, changes in energy market prices, changes in historical weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, the impact of changes to accounting standards and technological developments. Other factors that could cause actual results to differ materially from those described in this announcement include the ability to integrate the businesses relating to announced or recently completed acquisitions with our existing business to realise the expected synergies from such integration, the availability of new acquisition opportunities and the timing and success of future acquisition opportunities, the timing and success or other impact of the sales of our non-core businesses, the failure for any reason to achieve reductions in costs or to achieve operational efficiencies, the failure to retain key management, the behaviour of UK electricity market participants on system balancing, the timing of amendments in prices to shippers in the UK gas market, the performance of our pension schemes and the regulatory treatment of pension costs, and any adverse consequences arising from outages on or otherwise affecting energy networks, including gas pipelines, which we own or operate. For a more detailed description of some of these assumptions, risks and uncertainties, together with any other risk factors, please see our filings with and submissions to the US Securities and Exchange Commission (the “SEC”) (and in particular the "Risk Factors" and "Operating and Financial Review" sections in our most recent Annual Report on Form 20-F). Except as may be required by law or regulation, National Grid undertakes no obligation to update any of its forward-looking statements. The effects of these factors are difficult to predict. New factors emerge from time to time and we cannot assess the potential impact of any such factor on our activities or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.